Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 3, 2016

Board of Directors

Hess Corporation

1185 Avenue of the Americas

New York, New York 10036

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2015, of certain selected properties in which Hess Corporation (Hess) has represented that it owns an interest to determine the reasonableness of Hess’ estimates. The audit was completed on February 3, 2016. Hess has represented to us that these properties account for approximately 82.8 percent on a net equivalent barrel basis of Hess’ net proved reserves, as of December 31, 2015 and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Hess that it represents to be Hess’ estimates of the net reserves, as of December 31, 2015, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Hess.

Reserves estimates included herein are expressed as net reserves as represented by Hess. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Hess after deducting all interests owned by others.

Certain properties in which Hess has an interest are subject to the terms of various profit sharing agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or cubic foot of gas equivalent by dividing by product prices to determine the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, Hess net reserves or interest for certain properties subject to these agreements is the entitlement based on Hess’ working interest.

Estimates of oil, condensate, NGL, and gas reserves should be regarded only as estimates. Such estimates are based upon information that is currently available and may change as further production history and additional information become available. Such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Hess personnel, from Hess files, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by IHS Global Inc.; Copyright 2015 IHS Global Inc. In the preparation of this report we have relied, without independent verification, upon such information furnished by Hess with respect to property interests, production from such properties, costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report. In our opinion, the adequacy and quality of the data provided to us was sufficient for us to conduct this reserves audit.

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The Hess net proved reserves attributable to these properties, as of December 31, 2015, and which represent approximately 82.8 percent of total Hess net reserves on a net equivalent barrel basis, are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by Hess Net Proved Reserves as of December 31, 2015
	Oil and Condensate (MMbbl)	Natural Gas Liquids (MMbbl)	Gas (Bcf)	Oil Equivalent (MMboe)

United States	330	70	460	477
Norway	170	28	191	229
Denmark	32	0	43	39
Africa	34	0	20	37
Asia	5	0	667	116
Total	571	99	1,381	899

Note: Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Opinion

The assumptions, data, methods, and procedures used by DeGolyer and MacNaughton to conduct the reserves audit are appropriate for the purposes of this report.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932‑235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates by field prepared by us and by Hess, we have found differences, both positive and negative, resulting in an aggregate difference of less than 1 percent when compared on the basis of net equivalent barrels. It is our opinion that the total net proved reserves estimates prepared by Hess, as of December 31, 2015, on the properties reviewed by us and referred to in the table above, when compared on the basis of net equivalent barrels, do not differ materially from those prepared by us.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the fluid properties, the

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structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses, whichever occurred earlier.

Petroleum reserves estimated by Hess and by us are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Reserves were estimated only to the limit of economic production rates under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions.

Gas quantities herein are expressed as marketable gas at the legal pressure and temperature base of the state or area in which the property is located. Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Fuel gas is included as reserves. Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. Oil, NGL, and condensate reserves estimates included in this report are expressed in terms of barrels representing 42 United States gallons per barrel. NGL reserves are those attributed to the leasehold interests according to processing agreements and involve low temperature separation.

Definition of Reserves

Petroleum reserves estimated by Hess included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by Hess in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any; and, (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

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(A)Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and, (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)Existing economic and operating conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii)Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in Rule 4-10(a)(2) of Regulation S-X, or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

Hess has represented that the oil and condensate prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The 12-month average reference prices used were $50.13 per barrel for West Texas Intermediate and $55.10 per barrel for Brent. Hess supplied appropriate differentials by field to the relevant reference prices and the prices were held constant thereafter. The volume-weighted average price for the fields evaluated was $47.69 per barrel.

NGL Prices

Hess has represented that the NGL prices were based on a 12‑month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. These prices were held constant over the lives of the properties. The volume-weighted average NGL price for the fields evaluated was $10.43 per barrel.

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Gas Prices

Hess has represented that the non-contracted gas prices were based on reference prices, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The 12-month average reference price for NYMEX was $2.63 per thousand cubic feet and the UK International Petroleum Exchange reference price was $6.59 per thousand cubic feet. The gas prices were adjusted for each property using differentials to NYMEX or the UK International Petroleum Exchange furnished by Hess and held constant thereafter. A portion of the gas reserves evaluated are in international properties where the gas is sold based on contracted prices. The contract was used to determine the gas price but inflation was not taken into account in the calculation of the average price. The volume-weighted average gas price for the fields evaluated was $4.25 per thousand cubic feet.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Hess, were used in estimating future costs required to operate the properties. Future costs are typically based on existing costs and, where appropriate, adjusted to reflect planned changes in operating conditions. These costs were not escalated for inflation.

Possible Effects of Regulations

Hess’ oil and gas reserves have been estimated assuming the continuation of the current regulatory environment. Foreign oil-producing countries, including members of the Organization of Petroleum Exporting Countries (OPEC), may impose production quotas which limit the supply of oil that can be produced. Generally, these production quotas affect the timing of production, rather than the total volume of oil or gas reserves estimated.

Changes in the regulatory environment by host governments may impact the operating environment and oil and gas reserves estimates of industry participants. Such regulatory changes could include increased mandatory government participation in producing contracts, changes in royalty terms, cancellation or amendment of contract rights, or expropriation or nationalization of property. While the oil and gas industry is subject to regulatory changes that could affect an industry participant’s ability to recover its oil and gas reserves, neither we nor Hess are aware of any such governmental actions which restrict the recovery of the December 31, 2015, estimated oil and gas reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Hess. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Hess. DeGolyer and MacNaughton has used all data, procedures, assumptions and methods that it considers necessary to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.That I am a Senior Vice President of DeGolyer and MacNaughton, which company did prepare the letter report dated February 3, 2016, on the proved reserves audit of certain properties attributable to Hess Corporation, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and that I have in excess of 33 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
[SEAL]	Senior Vice President
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